Exhibit (a)(5)(E)

Contacts:

Investors	Media
Mike Knapp	Melissa York
Knowles Investor Relations	Knowles Communications
630-238-5236	630-238-5242
Mike.Knapp@Knowles.com	Melissa.York@Knowles.com

Knowles Announces Offer Consideration for Acquisition of Audience, Inc.

ITASCA, Ill., June 29, 2015 — Knowles Corporation (NYSE: KN), a market leader and global supplier of advanced micro-acoustic solutions and specialty components, today announced the per share offer consideration in connection with its previously announced offer to acquire each outstanding share of common stock of Audience, Inc. for a mix of cash and shares of Knowles common stock. Assuming that the offer expires at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015, the per share offer consideration will consist of $2.51 in cash, without interest, and 0.13207 shares of Knowles common stock.

This calculation is based on the volume weighted average of the sale prices for Knowles common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including June 26, 2015, or $18.93. If the offer is extended, Knowles will recalculate the offer consideration based on the extended expiration date of the offer and announce the new exchange ratio by issuing a press release. Any questions regarding the calculation of the exchange ratio should be made to the information agent for the offer, Georgeson Inc., toll-free at (888) 497-9677.

The closing of the offer remains subject to customary closing conditions, including the tender of a majority of outstanding shares of Audience’s common stock and the effectiveness of the registration statement of which the prospectus/offer to exchange forms a part.

About Knowles

Knowles Corporation (NYSE: KN) is a market leader and global supplier of advanced micro-acoustic solutions and specialty components serving the mobile communications, consumer electronics, medical technology, military, aerospace and industrial markets. Knowles has a leading position in micro-electro-mechanical systems microphones, speakers and receivers which are used in smartphones, tablets and mobile handsets. Knowles is also a leading manufacturer of transducers used in hearing aids and other medical devices and has a strong position in oscillators (timing devices) and capacitor components which enable various types of communication. Knowles’ focus on the customer, combined with unique technology, rigorous testing and global scale, helps to deliver innovative solutions and consistently dependable and precise products. Founded in 1946 and headquartered in Itasca, Illinois, Knowles has more than 13,000 employees in 15 countries around the world. For more information, visit www.knowles.com.

Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors could cause actual results or events to differ materially from those anticipated, including: uncertainties as to the timing of the offer and the proposed merger; uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the offer; the possibility that various closing conditions for the offer or the proposed merger may not be satisfied or waived; the effects of disruption from the offer or the proposed merger making it more difficult for Knowles or Audience to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Knowles’ Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K, the Schedule TO relating to the offer and other filings Knowles makes with the Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks of as of the date on which it is made and Knowles does not assume any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience. On May 19, 2015, Knowles filed with the SEC a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 and Audience filed with the SEC the Solicitation/Recommendation Statement on Schedule 14D-9. Audience’s stockholders are urged to read the offer materials (including the prospectus/offer to exchange and the related letter of transmittal) because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

The offer materials are available for free at the SEC’s web site at www.sec.gov. Free copies of the offer materials (including the Schedule TO and Registration Statement) are also available on Knowles’ website at www.knowles.com and free copies of the Schedule 14D-9 are available on Audience’s website at www.audience.com. Copies of the offer materials and Schedule 14D-9 may also be obtained free of charge from Georgeson Inc., the information agent for the offer, by writing Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, or by calling, toll-free, (888) 497-9677.

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